VIA EDGAR

From:
GENFIT
Parc Eurasanté - 885 Avenue Eugène Avinée
59 120 Loos, France

To :
U.S Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

November 14, 2025

Re: GENFIT S.A. – Request for Withdrawal of Registration Statement on Form F-3 (File No. 333-271312)
Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), GENFIT S.A. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form F-3 (File No. 333-271312), together with the exhibits thereto, which was filed on April 18, 2023 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was declared effective by the Commission on May 4, 2023, but no securities have been issued or sold under the Registration Statement.

Accordingly, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have questions regarding this request, please contact the Company’s legal counsel, Stefanie Magner, at +33 3 20 16 40 76.

Very truly yours,

/s/ Pascal PRIGENT
Name: Pascal PRIGENT
Title: Chief Executive Officer

cc:    Stefanie MAGNER (Chief Compliance Officer, EVP International Legal Affairs, GENFIT S.A.)